J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA




06015082

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 29 June 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 29 June 2006.

Yours sincerely

pp.

**Hazel Jarvis**
Deputy Secretary

Enc



7/13

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or



(iii) both (i) and (ii)

*(i)and (ii)*

3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*273,795*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*……………………………

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*62,377*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*34*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*52,849*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*



3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*273,795*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan............................*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*62,377*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*34*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*52,849*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*



3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*273,795*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan............................*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*62,377*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

……….:……………………

18. Period during which or date on which it can be exercised

……………………………….

19. Total amount paid (if any) for grant of the option

……………………………….

20. Description of *shares* or debentures involved (*class* and number)

……………..

……………………………….

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………….

22. Total number of *shares* or debentures over which options held following notification

……………………………….

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*34*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*52,849*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**



1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*

3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*273,795*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan.............................*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*62,377*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*34*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*52,849*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

## Date of notification

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**



1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*

3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*273,795*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan...........................*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*35*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*62,377*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*34*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*329.50p*

14. Date and place of transaction

*29 June 2006*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*52,849*

16. Date issuer informed of transaction

*29 June 2006*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

24. Name of contact and telephone number for queries

*David Kinnair 0207 695 6505*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*29 June 2006*